SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                              SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 5)<F1>

                              Kinark Corporation
                               (Name of Issuer)

                         Common Stock, $.10 par value
                         (Title of class of securities)

                                  494474-10-9
                                 (CUSIP number)

                                 Mark E. Walker
     2301 N. Central Expressway, #140, Plano, Texas  75075; (214) 423-3483
                    (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                   December 22, 1995
          (Date of event  which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement   [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                (Page 1 of 10; Exhibit Index Appears on Page 9)
[FN]
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
[/FN]

                                                                 SCHEDULE 13D



CUSIP NO. 494478-10-9                   13D                 PAGE 2 OF 10 PAGES



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The Robert G. and Pauline B. Walker Revocable Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                      (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

NUMBER OF      7    SOLE VOTING POWER
SHARES              0
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH                54,773
REPORTING
PERSON WITH    9    SOLE DISPOSITIVE POWER
                    0

               10   SHARED DISPOSITIVE POWER
                    54,773

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,773 (See Item 5(b))

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.5% (as of December 31, 1995).

14   TYPE OF REPORTING PERSON*
     00

                              SCHEDULE 13D



CUSIP NO. 494478-10-9                   13D                 PAGE 3 OF 10 PAGES



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The Pauline B. Walker Revocable Trust A

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                      (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

NUMBER OF      7    SOLE VOTING POWER
SHARES              0
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH                54,773
REPORTING
PERSON WITH    9    SOLE DISPOSITIVE POWER
                    0

               10   SHARED DISPOSITIVE POWER
                    54,773

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,773 (See Item 5(b))

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.5% (as of December 31, 1995).

14   TYPE OF REPORTING PERSON*
     00

                                                                 SCHEDULE 13D



CUSIP NO. 494478-10-9              13D                      PAGE 4 OF 10 PAGES



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The Robert G. Walker Irrevocable Trust B

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                      (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

NUMBER OF      7    SOLE VOTING POWER
SHARES              0
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH                54,773
REPORTING
PERSON WITH    9    SOLE DISPOSITIVE POWER
                    0

               10   SHARED DISPOSITIVE POWER
                    54,773

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,773 (See Item 5(b))

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.5% (as of December 31, 1995).

14   TYPE OF REPORTING PERSON*
     00

                              SCHEDULE 13D



CUSIP NO. 494478-10-9              13D                      PAGE 5 OF 10 PAGES



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Pauline B. Walker

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                      (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF      7    SOLE VOTING POWER
SHARES              0
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH                54,773
REPORTING
PERSON WITH    9    SOLE DISPOSITIVE POWER
                    0

               10   SHARED DISPOSITIVE POWER
                    54,773

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,773 (See Item 5(b))

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.5% (as of December 31, 1995).

14   TYPE OF REPORTING PERSON*
     IN

                              KINARK CORPORATION
                           (CUSIP NO. 494474-10-9)

                                 SCHEDULE 13D


     By this Amendment No. 5 to Schedule 13D, The Robert G. and Pauline B. Walker Revocable Trust, The Pauline B. Walker Revocable Trust A, The Robert G. Walker Revocable Trust B and Pauline B. Walker, individually, hereby amend and completely restate the statement on Schedule 13D previously filed on behalf of The Robert G. and Pauline B. Walker Revocable Trust, as amended by Amendments No. 1, No. 2, No. 3 and No. 4, relating to the common stock, par value $.10 per share, of Kinark Corporation, a Delaware corporation, as follows:

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common shares, par value $.10 per share (the "Common Stock"), of Kinark Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7090 South Yale Avenue, Tulsa, Oklahoma 74101-1499.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is filed on behalf of The Robert G. and Pauline B. Walker Revocable Trust (the "Original Trust"), and two affiliated trusts, The Pauline
B. Walker Revocable Trust A ("Trust A") and The Robert G. Walker Revocable Trust B ("Trust B"), and Pauline B. Walker, individually. The Original Trust, Trust A and Trust B are referred to collectively herein as, the "Trusts."

     The Original Trust was formed under the laws of the State of Texas, pursuant to a Trust Agreement dated July 17, 1990 (the "Trust Agreement"). Trust A and Trust B are residual trusts formed under the Trust Agreement upon the death of Robert G. Walker; Trust A and Trust B are governed by the Trust Agreement and are also formed under the laws of the State of Texas. The business of the Trusts is managed by Pauline B. Walker, as the sole trustee of each Trust. The principal business address of the Trusts is 10203 Lockleven Cove, Austin, Texas 78750.

     Pauline B. Walker is a United States citizen whose business address is 10203 Lockleven Cove, Austin, Texas 78750.

     Pauline B. Walker has not, either individually or as trustee of the Trusts, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Original Trust and Pauline B. Walker initially acquired the Common Stock through transfer from Robert G. Walker, as follows:

     (1)  107,022 shares of Common Stock on July 20, 1990;
     (2)  181,382 shares of Common Stock on August 7, 1990;
     (3)  19,965 shares of Common Stock on October 7, 1990; and
     (4)  54,773 shares of Common Stock from an individual retirement account.

     The Original Trust acquired an additional 110,000 shares of Common Stock on October 14, 1992, through the exercise of stock options that had been granted to Robert G. Walker by the Issuer. In order to exercise the stock options and acquire the 110,000 shares, the Original Trust borrowed funds from Plano Bank & Trust.

     Robert G. Walker died on August 2, 1991 and Pauline B. Walker became the sole trustee of the Original Trust and its residual trusts, Trust A and Trust
B. On January 7, 1992, the Trusts sold 10,000 shares of Common Stock, and on February 6, 1992, made the following distributions to Mr. Walker's heirs:

     (1)  Mark E. Walker - 25,806 shares;
     (2)  Susan Walker Lavigne - 25,806 shares; and
     (3)  Sally Walker Lauinger - 25,806 shares.

     On December 27, 1994, the Original Trust transferred 6000 shares by gift to minor grandchildren of Pauline B. Walker, reducing the number of shares held by the Trusts and Pauline B. Walker to 379,724.

     On December 22, 1995, the Original Trust, Trust A and Trust B sold 324,951 shares of Common Stock to Lee A. Walker at a purchase price of $2.84375 per share, for an aggregate purchase price of $924,079.41, pursuant to a letter agreement dated December 22, 1995, by and between Lee Walker and the Trusts. Lee Walker paid the aggregate purchase price by the execution and delivery to the Trusts of three promissory notes, each dated December 22, 1995, payable to the Original Trust, Trust A and Trust B, in the original principal amounts of $341,150.47, $295,750.00 and $287,178.94, respectively (collectively, the
"Notes"). The Notes are payable on demand and interest accrues on each Note at the per annum rate of 5.65%. In order to secure repayment of the Notes, Lee Walker granted each of the Trusts a security interest in the shares purchased with the Notes.

     The Trust holds other assets in addition to the Issuer's Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Trusts and Pauline B. Walker acquired the shares of Common Stock for personal investment purposes. The Trust and Pauline B. Walker may purchase additional securities of the Issuer in the future. The Trusts and Pauline B. Walker do not presently have any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The Trusts and Pauline B. Walker beneficially own 54,773 shares of Common Stock, representing 1.5% of the outstanding shares of Common Stock as of December 31, 1995. All 54,773 shares of Common Stock are held in an individual retirement account for the benefit of Pauline B. Walker. The Trusts and Pauline B. Walker, individually and as sole trustee of the Trusts, share voting power and despositive power with respect to all 54,773 shares of Common Stock.

     The Trusts and Pauline B. Walker, individually and as sole trustee of the Trusts, ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer on December 22, 1995.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     99.1 Joint Filing Agreement between and among the Original Trust, Trust A, Trust B and Pauline B. Walker.
SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              April 30, 1996
                              (Date)

                              The Robert G. and Pauline B. Walker
                              Revocable Trust

                              By:  /s/ Pauline B. Walker

                                   (Signature)

                              Pauline B. Walker, Sole Trustee

                                   (Name/Title)


                              The Pauline B. Walker Revocable Trust A

                              By:  /s/ Pauline B. Walker

                                   (Signature)

                              Pauline B. Walker, Sole Trustee

                                   (Name/Title)


                              The Robert G. Walker Irrevocable Trust B

                              By:  /s/ Pauline B. Walker

                                   (Signature)

                              Pauline B. Walker, Sole Trustee

                                   (Name/Title)


                              By:  /s/ Pauline B. Walker

                                   (Signature)

                               Pauline B. Walker, Individually

                                   (Name/Title)

                                 EXHIBIT INDEX


     Exhibit Number                Description              Page

          99.1           Joint Filing Agreement between
                         and among the Original Trust,
                         Trust A, Trust B and Pauline
                         B. Walker. . . . . . . . . . . . . . 10